TSX, NYSE – HBM 2018 No. 12

Hudbay Announces Second Quarter 2018 Results

Toronto, Ontario, July 31, 2018 – Hudbay Minerals Inc. (“Hudbay” or the “company”) (TSX, NYSE:HBM) today released its second quarter 2018 financial results. All amounts are in U.S. dollars, unless otherwise noted.

Summary:

•

Net profit and earnings per share in the second quarter of 2018 were $25 million and $0.09, respectively, compared to a net profit and earnings per share of $19 million and $0.08, respectively, in the second quarter of 2017

•	Operating cash flow[1] of $132 million in the second quarter of 2018, a 6% increase from the second quarter of 2017
•

Reduced net debt[2] position by $49 million during the second quarter of 2018; as at June 30, 2018, Hudbay had net debt of $536 million and total liquidity, including cash and available credit facilities, of $859 million

•	Consolidated cash cost[2] , net of by-product credits, of $0.96 per pound of copper, a 13% increase from the second quarter of 2017
•	Consolidated all-in sustaining cash cost[2] , net of by-product credits, of $1.48 per pound of copper in the second quarter of 2018, down slightly from $1.49 in the second quarter of 2017
•

Manitoba combined mine/mill unit operating costs are now expected to be between C$125 and C$135 per tonne in 2018[3]; Peru remains on track to meet production, capital cost and unit cost guidance for 2018

Net profit and earnings per share in the second quarter of 2018 were $24.7 million and $0.09, respectively, compared to a net profit and earnings per share of $19.1 million and $0.08, respectively, in the second quarter of 2017.

In the second quarter of 2018, operating cash flow before change in non-cash working capital increased to $131.6 million from $124.1 million in the same quarter of 2017. The increase in operating cash flow is the result of higher realized prices for copper, zinc and precious metals, partially offset by decreases in the sales volumes of copper, zinc and silver and higher mine operating costs.

“In the first half of the year, we delivered solid production results and growing free cash flow, and applied that cash flow to substantial net debt reduction and funding the development of our exploration pipeline,” said Alan Hair, president and chief executive officer. “Our focus for the remainder of the year is to deliver on our operating targets, complete the ramp-up of ore production at Lalor and move Rosemont through the permitting process into development.”

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1 Operating cash flow before change in non-cash working capital.
2 Net debt, cash cost and all-in sustaining cash cost per pound, net of by-product credits are not recognized under IFRS. For a detailed description of each of these non-IFRS financial performance measures, please see the discussion under “Non-IFRS Financial Performance Measures” beginning on page 5 of this news release.
3 Initial guidance for Manitoba combined unit operating costs was C$110 – C$123.

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2018 No. 12

Net profit and earnings per share in the second quarter of 2018 were affected by, among other things, the following items:

	Pre-tax gain	After-tax gain	Per share
	(loss)	(loss)	gain (loss)
	($ millions)	($ millions)	($/share)
Foreign exchange gain	5.7	5.3	0.02
Mark-to-market adjustments of various items	4.7	3.3	0.01
Non-cash deferred tax adjustments	-	(7.3)	(0.03)

Compared to the second quarter of 2017, production of contained copper-equivalent in concentrate in the second quarter of 2018 decreased by 6.7% as a result of lower production of copper and zinc, partially offset by higher production of precious metals. This reflected lower grades at the Constancia mine in accordance with the mine plan, offset in part by higher Constancia mill throughput.

In the second quarter of 2018, consolidated cash cost per pound of copper produced, net of by-product credits, was $0.96, an increase compared to $0.85 in the same period last year. The increase is mainly due to increased operating costs in Hudbay’s Peru and Manitoba business units and reduced copper production, partially offset by higher by-product credits realized. Incorporating sustaining capital, capitalized exploration, royalties and corporate selling and administrative expenses, consolidated all-in sustaining cash cost per pound of copper produced, net of by-product credits, in the second quarter of 2018 was $1.48, down slightly from $1.49 in the second quarter of 2017, as higher cash costs were offset by reduced sustaining capital spending.

Cash and cash equivalents increased by $46.8 million from March 31, 2018 to $439.6 million as at June 30, 2018. This increase was a result of operating cash flow before change in non-cash working capital of $131.6 million. These inflows were partly offset by $34.6 million of working capital movements and $39.2 million of capital investments, primarily at Hudbay’s Peru and Manitoba operations.

Net debt declined by $49.2 million from the first quarter to $536.2 million at June 30, 2018, as a result of positive cash flow from Hudbay’s operations. At June 30, 2018, total liquidity, including cash and available credit facilities, was $859.2 million, up from $810.0 million at March 31, 2018.

Based on results to date, Hudbay is on track to meet production and capital expenditure guidance expectations, as well as Peru unit cost guidance. As a result of a number of factors, including cold weather in the first quarter, higher costs at the 777 mine and the impact of a fan outage at the Lalor mine, Hudbay expects Manitoba combined mine/mill unit operating costs to be between C$125 and C$135 per tonne in 2018.

Financial Condition ($000s)	Jun. 30, 2018	Dec. 31, 2017
		(Restated)
Cash and cash equivalents	439,576	356,499
Total long-term debt	975,816	979,575
Net debt[1]	536,240	623,076
Working capital	400,926	251,388
Total assets	4,691,762	4,728,016
Equity	2,168,184	2,112,345

1 Net debt is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information, please see page 5 of this news release.

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2018 No. 12

Financial Performance	Three months ended		Six months ended
($000s except per share and cash cost amounts)	Jun. 30		Jun. 30
	2018	2017	2018	2017
Revenue	371,288	336,033	757,944	597,799
Cost of sales	278,827	248,047	544,712	453,168
Profit before tax	49,797	34,935	122,900	39,573
Profit	24,673	19,137	66,118	9,108
Basic and diluted earnings per share	0.09	0.08	0.25	0.04
Operating cash flow before change in non-cash working capital	131,635	124,118	263,428	204,718

Production and Cost Performance		Three months ended			Three months ended
		Jun. 30, 2018			Jun. 30, 2017
		Peru	Manitoba	Total	Peru	Manitoba	Total
Contained metal in concentrate produced[1]
Copper	tonnes	26,818	10,807	37,625	29,798	11,044	40,842
Gold	oz	5,190	27,290	32,480	3,802	28,862	26,664
Silver	oz	596,570	355,091	951,661	546,295	264,051	810,346
Zinc	tonnes	-	33,170	33,170	-	34,896	34,896
Payable metal in concentrate sold
Copper	tonnes	25,409	10,062	35,471	28,482	10,767	39,249
Gold	oz	3,764	25,932	29,696	3,445	22,006	25,451
Silver	oz	438,532	250,952	689,484	558,617	232,090	790,707
Zinc[2]	tonnes	-	28,168	28,168	-	29,424	29,424
Cash cost[3]	$/lb	1.64	(0.71)	0.96	1.24	(0.18)	0.85
Sustaining cash cost[3]	$/lb	1.82	0.38		1.82	0.38
All-in sustaining cash cost[3]	$/lb			1.48			1.49
		Six months ended			Six months ended
		Jun. 30, 2018			Jun. 30, 2017
		Peru	Manitoba	Total	Peru	Manitoba	Total
Contained metal in concentrate produced[1]
Copper	tonnes	58,369	18,462	76,831	57,009	18,564	75,573
Gold	oz	10,608	52,965	63,573	7,737	39,650	47,387
Silver	oz	1,242,456	686,343	1,928,799	1,085,830	462,411	1,548,241
Zinc	tonnes	-	61,952	61,952	-	65,466	65,466
Payable metal in concentrate sold
Copper	tonnes	54,977	17,000	71,977	47,047	18,617	65,664
Gold	oz	8,671	47,082	55,753	4,919	46,001	50,920
Silver	oz	1,034,162	541,778	1,575,940	941,880	525,392	1,467,272
Zinc[2]	tonnes	-	53,620	53,620	-	56,256	56,256

Cash cost[3]	$/lb	1.46	(0.58)	0.97	1.27	(0.37)	0.86
Sustaining cash cost[3]	$/lb	1.63	0.65		1.72	0.34
All-in sustaining cash cost[3]	$/lb			1.47			1.48

1 Metal reported in concentrate is prior to deductions associated with smelter contract terms.
2 Includes refined zinc metal sold and payable zinc in concentrate sold.
3 Cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see page 5 of this news release.

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2018 No. 12

Peru Operations Review

During the second quarter of 2018, the Peru operations produced 26,818 tonnes of copper, which was approximately 10% lower than production in the second quarter of 2017 due to an expected decline in mined grades in accordance with the mine plan. Production for the first half of 2018 for all commodities increased compared to the same period in 2017 due to improved mill throughput, offset in part by lower copper grades.

Recoveries of copper and silver were slightly lower in the second quarter of 2018, compared to the same period in 2017, while gold recoveries remain unchanged over the same period. Hudbay is implementing several metallurgical initiatives with the intention of increasing copper recoveries as anticipated in the recently filed 2018 Technical Report for Constancia. Production results to date are on track to meet 2018 Peru production guidance.

Combined mine, mill and G&A unit operating costs in the second quarter of 2018 were 15% higher than the same period in 2017. The higher combined unit operating costs are due to higher costs for diesel, steel and power and a decrease in capitalized stripping. Combined unit costs for the first half of 2018 include accruals for signing bonuses for the three-year collective bargaining agreement agreed to earlier in 2018, as well as costs associated with the scheduled plant maintenance outage in May 2018, which was significantly broader in scope than the maintenance planned for the fourth quarter of 2018. Accordingly, Hudbay expects combined unit costs in the second half of 2018 to be lower than the first half, with full year combined unit costs expected to be within the guidance range for 2018.

Cash cost per pound of copper produced, net of by-product credits, for the three months ended June 30, 2018 was $1.64, an increase of 32% from the same period in 2017, mainly as a result of higher consumable costs and lower capitalized stripping. Sustaining cash cost per pound of copper produced, net of by-product credits, for the three months ended June 30, 2018 was $1.82, consistent with the same period in 2017, as reduced sustaining capital expenditures offset higher cash costs.

Manitoba Operations Review

During the second quarter of 2018, the Manitoba operations produced 33,170 tonnes of zinc, 10,807 tonnes of copper and 32,363 ounces of gold-equivalent precious metals. Production of copper was comparable to the same period in 2017, while production of gold and silver was 19% and 34% higher, respectively. Zinc production was 5% lower compared to the same period in 2017 as a result of lower zinc grades at Lalor, in line with the mine plan.

A failure of one of two main exhaust fans at Lalor in June has created operating restrictions underground that are delaying the ramp-up to 4,500 tonnes per day and limiting ore production to approximately 3,000 tonnes per day. Repairs to the fan are expected to be completed in August.

Total ore mined at Hudbay’s Manitoba operations during the second quarter of 2018 decreased by 7% compared to the same period in 2017. Increased production at the Reed mine was offset by decreased production at the 777 mine. Overall, gold and silver grades were 11% and 21% higher, respectively, while copper and zinc grades were 5% and 14% lower, respectively, in the second quarter of 2018 compared to the same period of 2017. Grade variances were due to planned stope sequencing. Unit operating costs for all Manitoba mines for the second quarter of 2018 increased by 22% compared to the same period in 2017 for the reasons described below. Lalor unit costs are expected to be elevated in the third quarter of 2018 due to reduced production and costs arising from the exhaust fan failure.

Ore processed in Flin Flon in the second quarter of 2018 was consistent with the same period in 2017. Lower production at the 777 mine was offset by the transfer of excess Lalor ore to the Flin Flon concentrator and higher-than-expected ore output from the Reed mine. Copper and zinc recoveries in the second quarter of 2018 were consistent with the same period in 2017 while gold and silver recoveries were 9% and 12% higher, respectively, due to higher head grades. Unit operating costs at the Flin Flon concentrator were 14% higher in the second quarter of 2018 compared to the same period in 2017 as a result of higher maintenance expenditures. Ore processed was 10% higher and copper recoveries were 4% higher at the Stall concentrator in the second quarter of 2018 compared with the same period in 2017, due to ongoing operational and maintenance improvements and better metallurgical understanding of the Lalor ore. Unit operating costs at the Stall concentrator were 4% lower in the second quarter of 2018 compared to the same period in 2017 as a result of the increased throughput.

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2018 No. 12

Manitoba combined mine, mill and G&A unit operating costs in the second quarter and year-to-date in 2018 were 10% and 13% higher, respectively, than in the same periods in 2017 due mainly to higher 777 and Lalor mining costs, Flin Flon mill maintenance and ore rehandling costs. Lalor costs will continue to be affected by additional costs to truck Lalor ore to the Flin Flon mill. Ore production at Reed was substantially complete at the end of July, as planned.

As a result of a number of factors including cold weather in the first quarter, higher costs at the 777 mine and the impact of a fan outage at the Lalor mine, Hudbay expects Manitoba combined mine/mill unit operating costs to be between C$125 and C$135 per tonne in 2018, with higher costs during the third quarter of 2018 while Lalor exhaust fan repairs are completed. Production of all metals is expected to be within full year guidance.

Cash cost per pound of copper produced, net of by-product credits, in the second quarter of 2018 was negative $0.71 per pound of copper produced. This was lower compared to the same period in 2017, primarily as a result of significantly increased zinc by-product credits, partially offset by the factors affecting unit operating costs described above.

Sustaining cash cost per pound of copper produced, net of by-product credits, in the second quarter of 2018 was $0.38, which is consistent with the prior year as the lower cash cost was offset by higher planned sustaining capital expenditures.

Credit Facility Extension & Amendments

On June 15, 2018 we entered into amendments to our senior credit facilities to extend the maturity date by one year to July 14, 2022 from July 14, 2021 and to incorporate various amendments to the terms and conditions of the facilities to provide Hudbay with greater flexibility. The two facilities have substantially similar terms and conditions and continue to provide revolving credit to a maximum amount of up to $550 million.

Dividend Declared

A semi annual dividend of C$0.01 per share was declared on July 31, 2018. The dividend will be paid on September 28, 2018 to shareholders of record as of September 7, 2018.

Non-IFRS Financial Performance Measures

Net debt is shown in this news release because it is a performance measure used by the company to assess its financial position. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because the company believes they help investors and management assess the performance of its operations, including the margin generated by the operations and the company. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. For further details on these measures, including reconciliations to the most comparable IFRS measures, please refer to page 29 of Hudbay’s management’s discussion and analysis for the three and six months ended June 30, 2018 available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

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Website Links

Hudbay:

www.hudbay.com

Management’s Discussion and Analysis:

http://www.hudbayminerals.com/files/doc_financials/2018/Q2/MDA182.pdf

Financial Statements:

http://www.hudbayminerals.com/files/doc_financials/2018/Q2/FS182.pdf

Conference Call and Webcast

Date:	Wednesday, August 1, 2018

Time:	10 a.m. ET

Webcast:	www.hudbay.com

Dial in:	416-849-1847 or 1-866-530-1554

Qualified Person

The technical and scientific information in this news release related to the Constancia mine and Rosemont project has been approved by Cashel Meagher, P. Geo, Hudbay’s Senior Vice President and Chief Operating Officer. The technical and scientific information related to the Manitoba sites and projects contained in this news release has been approved by Robert Carter, P. Eng, Hudbay’s General Manager Mining Operations, Manitoba Business Unit. Messrs. Meagher and Carter are qualified persons pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the Technical Reports for the company’s material properties as filed by Hudbay on SEDAR at www.sedar.com.

Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary note.

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2018 No. 12

Forward-looking information includes, but is not limited to, production, cost and capital and exploration expenditure guidance, anticipated production at Hudbay’s mines and processing facilities, the expected benefits of implementing the metallurgical recovery initiatives at the Constancia processing plant, the anticipated timing for completing the repairs to the Lalor exhaust fan, the anticipated timing, cost and benefits of developing the Rosemont project and Pampacancha deposit, the anticipated impact of any delays to the start of mining the Pampacancha deposit, the anticipated results of litigation challenging the Rosemont permitting process, anticipated exploration plans, including the exploration and development strategy for the Lalor gold zones, the exploration potential at Lalor, including the possibility of converting inferred mineral resources to higher confidence categories and establishing additional mineral resources through testing the continuity of the mineralized zones, the anticipated continued success of utilizing a selective mining method to mine the high grade gold zones, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of the company’s financial performance to metals prices, events that may affect its operations and development projects, the permitting, development and financing of the Rosemont project, the potential to optimize the scale of production at Lalor and to efficiently process the excess base metals ore and initial gold zone ore production at the Flin Flon mill, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by the company at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that Hudbay identified and were applied by the company in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

•	the success of mining, processing, exploration and development activities;
•	the scheduled maintenance and availability of the processing facilities;
•	the accuracy of geological, mining and metallurgical estimates;
•	anticipated metals prices and the costs of production;
•	the supply and demand for metals the company produces;
•	the supply and availability of all forms of energy and fuels at reasonable prices;
•	no significant unanticipated operational or technical difficulties;
•	the execution of Hudbay’s business and growth strategies, including the success of its strategic investments and initiatives;
•	the availability of additional financing, if needed;
•	the ability to complete project targets on time and on budget and other events that may affect the company’s ability to develop its projects;
•	the timing and receipt of various regulatory, governmental and joint venture partner approvals;
•	the availability of personnel for the exploration, development and operational projects and ongoing employee relations;
•	the ability to secure required land rights to develop the Pampacancha deposit;
•	maintaining good relations with the communities in which the company operates, including the communities surrounding the Constancia mine and Rosemont project and First Nations communities surrounding the Lalor and Reed mines;
•	no significant unanticipated challenges with stakeholders at the company’s various projects;
•	no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;
•	no contests over title to the company’s properties, including as a result of rights or claimed rights of aboriginal peoples;

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•	the timing and possible outcome of pending litigation and no significant unanticipated litigation;
•	certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments; and
•	no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of the company’s projects (including risks associated with the permitting, development and economics of the Rosemont project and related legal challenges), risks related to the exploration and development program at Lalor, including the ability to convert inferred mineral resources to higher confidence categories and to identify additional mineral resources, and risks associated with the selective mining of the high grade gold zones, risks related to the maturing nature of the 777 mine and the pending closure of the Reed mine and their impact on the related Flin Flon metallurgical complex, dependence on key personnel and employee and union relations, risks related to the schedule for mining the Pampacancha deposit (including the timing and cost of acquiring the required surface rights and the impact of any schedule delays), risks related to political or social unrest or change, risks in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of the company’s reserves, volatile financial markets that may affect the company’s ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, the company’s ability to comply with its pension and other post-retirement obligations, the company’s ability to abide by the covenants in its debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading “Risk Factors” in Hudbay’s most recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

About Hudbay

Hudbay (TSX, NYSE: HBM) is an integrated mining company primarily producing copper concentrate (containing copper, gold and silver), zinc concentrate and zinc metal. With assets in North and South America, the company is focused on the discovery, production and marketing of base and precious metals. Directly and through its subsidiaries, Hudbay owns four polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and a copper project in Arizona (United States). The company’s growth strategy is focused on the exploration and development of properties it already controls, as well as other mineral assets it may acquire that fit its strategic criteria. Hudbay’s vision is to be a responsible, top-tier operator of long-life, low-cost mines in the Americas. Hudbay’s mission is to create sustainable value through the acquisition, development and operation of high-quality, long-life deposits with exploration potential in jurisdictions that support responsible mining, and to see the regions and communities in which the company operates benefit from its presence. The company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima.

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For further information, please contact:

Carla Nawrocki
Director, Investor Relations
(416) 362-7362
carla.nawrocki@hudbay.com